Exhibit (d)(4)

CONFIDENTIAL

Concert Pharmaceuticals, Inc.

65 Hayden Avenue, Suite 3000N

Lexington, MA 02421

December 13, 2022

Sun Pharmaceutical Industries Ltd.

Sun House, 201 B/1

Western Express Highway

Goregaon (E), Mumbai – 400063, India

Confidentiality Agreement

In connection with your consideration of a possible negotiated business combination transaction between Concert Pharmaceuticals, Inc. (together with its subsidiaries, the “Company” or “we”) and you (the “Possible Transaction”), you have requested information concerning the Company that is confidential and proprietary. As a condition to your being furnished such information, you agree to treat any information, in any form or medium, whether oral, visual or written concerning the Company or its subsidiaries, Affiliates (as defined below) or divisions (whether prepared by the Company, its advisors or otherwise) that is furnished to you by or on behalf of the Company (collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth .. The term “Evaluation Material” includes, without limitation, all notes, analyses, compilations, spreadsheets, data, reports, studies, interpretations or other documents furnished to you or your Representatives (as defined below) or prepared by you or your Representatives to the extent such materials reflect or are based upon, in whole or in part, the Evaluation Material. The term “Evaluation Material” does not include information that (a) is or becomes available to you on a nonconfidential basis from a source other than the Company or its Representatives; provided, however, to the best of your knowledge, such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (c) was in the possession of yours or any of Representatives prior to the time of disclosure as can be reasonably demonstrated by you; or (d) has been or is independently developed by you or your Representatives without the use of the Evaluation Material or in violation of the terms of this letter agreement. All references herein to “Representatives” means and includes a party, its Affiliates and its and their directors, officers and other employees, financial advisors, legal counsel, accountants, consultants and other advisors, agents and representatives. All references herein to a “person” will be broadly interpreted to include, without limitation, the media, the internet and any corporation, company, partnership, limited liability company, trust, association, joint venture, governmental or regulatory body or agency or other entity or individual, and the term “Affiliate” will have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.

Non-Disclosure and Non-Use of Evaluation Material. You hereby agree that the Evaluation Material and Transaction Information (as defined below) will be kept confidential and used solely for the purpose of evaluating and negotiating the Possible Transaction; provided, however, that the Evaluation Material and Transaction Information may be disclosed (a) to your Representatives who need to know such information for the sole purpose of evaluating and negotiating the Possible Transaction, (b) pursuant to an External Demand (as defined below) in accordance with paragraph 4 of this letter agreement, and (c) as the Company may otherwise consent in writing. All such Representatives shall (i) be informed by you of the confidential nature of the Evaluation Material and Transaction Information, (ii) agree to keep the Evaluation Material and Transaction Information strictly confidential, and (iii) be advised of the terms of this letter agreement and agree to be bound by the terms hereof to the same extent as if they were parties to this letter agreement. You agree to be responsible for any breaches of any of the provisions of this letter agreement by any of your Representatives. In addition, the Company may seek to limit the disclosure and use of competitively sensitive Evaluation Material (any such Evaluation Material, the “Restricted Information”). Accordingly, the Company and its Representatives may establish procedures (to be mutually agreed with you) from time to time with respect to the handling and access of Restricted Information by you and your Representatives in connection with your evaluation and potential negotiation and consummation of a Possible Transaction (which may include restricted access, the establishment of a “clean team” process or other mechanisms based on the nature of the particular Restricted Information). Any such procedures will be deemed . incorporated into the terms of this letter agreement at the relevant time.

2.

Securities Laws. You hereby acknowledge that you and your Representatives are aware that the Evaluation Material and Transaction Information may contain material, non-public information about the Company and you hereby agree that you and your Representatives may not purchase or sell any securities of the Company while in possession of such information.

3.

Transaction Information. You will not, and will direct your Representatives not to, disclose to any person (including. any governmental agency, authority or official or any third party) either the fact that discussions or negotiations are taking place (or have taken place) concerning the Possible Transaction or any of the terms, conditions or other facts with respect to the Possible Transaction, including the status thereof or that Evaluation Material has been made available to you (such information, “Transaction Information”); provided, however, that disclosure of Transaction Information pursuant to an External Demand shall be governed by paragraph 4 of this letter agreement; provided further, however, that, other than in the case of an External Demand, you and your Affiliates may disclose Transaction Information (a “Permitted Disclosure”) if, but only if, (a) such disclosure is required under applicable securities or antitrust laws or under applicable stock exchange rules as determined based on advice of outside legal counsel and (b) such disclosure requirement does not arise from a breach of paragraph 7 of this letter agreement. Without limiting the generality of the foregoing, you further agree that neither you nor any of your Representatives acting on your behalf will, directly or indirectly, without the prior written consent of the Company, contact, share Evaluation Material or Transaction Information with or enter into any agreement, arrangement or understanding, or any discussions which would reasonably be expected to lead to an agreement, arrangement or understanding, with any other person, including other potential bidders, co-investors, strategic partners and equity or debt financing sources (other than your Representatives as expressly permitted above) regarding the Possible Transaction or any other transaction involving the Company without the prior written consent of the Company and only upon such person executing a confidentiality agreement in favor of the Company with terms and conditions consistent with this letter agreement.

4.

Required Disclosure. Notwithstanding anything to the contrary provided in this letter agreement, (a) in the event you or any of your Representatives receive a request or are required by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process or pursuant to a formal request from a regulatory examiner (any such requested or required disclosure, an “External Demand”) to disclose all or any part of the Evaluation Material or Transaction Information or (b) in the case of a Permitted Disclosure, you or your Representatives, as the case may be, agree to (i) immediately notify the Company of the existence, the extent legally permissible, the terms and circumstances surrounding such External Demand or Permitted Disclosure, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request or disclosure, and. (iii) assist the Company, at the Company’s expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions hereof, (A) you or your Representatives, as the case may be, may disclose only that portion of the Evaluation Material or Transaction Information which you or your Representatives are advised by counsel is legally required to be disclosed and to only those persons to whom you or your Representatives are advised by counsel are legally required to receive such information, and you or your Representatives shall exercise reasonable best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material or Transaction Information, and (B) you or your Representatives shall not be liable for such disclosure, unless such disclosure was caused by or resulted from a previous disclosure by you or your Affiliates or Representatives not permitted by this letter agreement.

5.

Communications and Requests. Unless otherwise agreed to by the Company in writing, you will submit or direct all (a) communications regarding the Possible Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings, (d) requests for consents under this letter agreement, and (e) discussions or questions regarding procedures, timing and terms of the Possible Transaction, exclusively to the representatives of MTS Health Partners, L.P. specifically identified as contacts with respect to this matter. You agree that you will not, and you will cause your Representatives not to, engage in any discussions with the Company or any of its customers, suppliers, vendors, service providers, joint venture or other strategic partners, lessors, lessees, consultants or lenders regarding the Possible Transaction without the prior consent of the Company.

6.

Non-Solicit. You agree that, for a period of 12 months from the date of this letter agreement, none of you, any of your Affiliates who are provided with Evaluation Material or Transaction Information or any other of your Representatives acting on your behalf, will, directly or indirectly, solicit for employment or employ or cause to leave the employ of the

Company (a) any individual serving as an officer of the Company, or (b) any employee of the Company with whom you have had substantial contact, or who is specifically identified to you, during your investigation of the Company and its business, in each case without obtaining the prior written consent of the Company; provided, however, that you may make general solicitations for employment not specifically directed at the Company’s employees (including through the use of advertisements in the media and search firm engagements) and employ any person who responds to such solicitations.

7.

Standstill. You hereby agree that, unless otherwise agreed in writing by the Company, for a period of 12 months from the date of this letter agreement, none of you, any of your Affiliates who are provided with Evaluation Material or Transaction Information or any other of your Representatives acting on your behalf, will: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) (i) acquire beneficial ownership of any securities (or any instrument that gives you or any of your Affiliates the economic equivalent of ownership of an amount of voting securities of the Company (a “Derivative”)) of the Company (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (ii) propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any securities (including a Derivative) of the Company, (iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) directly or indirectly, form, join or in any way participate in a third party “group” (as such term is used in Section 13(d)(3) of the Exchange Act) (or discuss with any third party the potential formation of a group) with respect to any securities (including a Derivative) of the Company or a Business Combination involving the Company; (d) request the Company (or any of its officers, directors or Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (e) take any action that could require the Company to make a public announcement regarding a potential Business Combination; provided, however, that the restrictions set forth in this paragraph shall terminate immediately upon the public announcement by the Company that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination after the date of this letter agreement.

8.

No Financing Source Lock-Up Arrangements. You will not enter into any agreement, arrangement or any other understanding, whether written or oral, with any potential financing source or sources that may reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such financing source or sources to provide financing or other assistance to any other party in any other transaction involving the Company. You also represent that you have not entered into such an agreement, arrangement or understanding prior to the date hereof.

9.	No Representation of Accuracy. Although the Company will endeavor to include in the Evaluation Material information which it believes to be relevant for the purpose of your investigation, you understand that none of the Company or its Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that none of the Company or its Representatives shall have any liability to you or any of your Representatives resulting from the selection, use or content of the Evaluation Material by you or your Affiliates or Representatives.

10.

Destruction or Return of Evaluation Material. Upon the demand of the Company or its Representatives, you shall either promptly (a) destroy the Evaluation Material and any copies thereof (including material that references Transaction Information), or (b) return to the Company all Evaluation Material and any copies thereof, and, in either case, confirm in writing to the Company that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material or Transaction Information cannot be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) but that such information will continue to be protected under the confidentiality requirements and non-use limitations contained in this letter agreement, and you and your Representatives shall continue to be bound by the obligations of confidentiality and non-use hereunder. Notwithstanding the foregoing, you and your Representatives may retain one copy of any work product prepared by you or them that contains Evaluation Material or Transaction Information to the extent necessary pursuant to applicable legal or regulatory requirements; provided that you and such Representatives shall continue to be bound by the obligations of confidentiality and non-use hereunder for such period of time as you and such Affiliates and Representatives retain such work product.

11.

Privileged Information. To the extent that any Evaluation Materials may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal or regulatory proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the disclosure of such material is not intended to, and will not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege and any such Evaluation Material will remain entitled to all protection under these privileges, this letter agreement and the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, and in the event of an inadvertent disclosure of any materials which may have the effect of waiving any such privilege, you and your Representatives agree to destroy any such materials promptly upon the request of the Company or its Representatives.

12.

Injunctive Relief. You acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by you or your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and shall cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

13.

Definitive Agreement. You agree that unless and until a definitive agreement between the Company and you with respect to the Possible Transaction (a “Definitive Agreement”) has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this letter agreement or any written or oral expression except, in the case of this letter agreement, for the matters specifically agreed to herein. In addition, you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction other than claims under any Definitive Agreement relating to the Possible Transaction or under this letter agreement. For purposes of this letter agreement, the term “Definitive Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

14.

Term. This letter agreement shall commence on the date of this letter agreement and shall be valid for a period of two (2) years unless terminated earlier by either party by giving thirty (30) days prior written notice to the other party. Notwithstanding the foregoing, all obligations of confidentiality hereunder of yours shall survive for a period of three (3) years from the date of this letter agreement.

15.

Process Agreements. You acknowledge that (a) the Company shall be free to conduct a process for a transaction as it in its sole discretion shall determine (including, without limitation, negotiating with any other prospective buyers and entering into a definitive agreement without prior notice to you or to any other person), and (b) any procedures relating to such transaction may be implemented or changed at any time without notice to you or any other person.

16.

No Waiver; Amendment. No failure or delay by the Company or any of its Representatives in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, unless in writing and signed by an officer of the Company or other authorized person on its behalf. No modification or amendment of this letter agreement shall be effective unless in writing and signed by an officer of the Company or other authorized person on its behalf, and you, or other authorized person on your behalf.

17.

Assignment. Neither this letter agreement nor the obligations hereunder may be assigned or otherwise transferred by a party without written consent of the other party, except in connection with the sale of all or substantially all of a party’s assets, equity or business or a merger, reorganization or consolidation involving at least a majority of the voting equity securities of the party. This letter agreement shall be binding upon the parties, their successors and their permitted assigns.

18.

Severability. The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

19.

Governing Law and Forum. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement or the Possible Transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts.

20.

Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by facsimile or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our binding agreement with respect to the subject matter hereof.

Very truly yours,

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Jeffrey A. Munsie
Name:	Jeffrey A. Munsie
Title:	Chief Legal Officer

CONFIRMED, ACCEPTED AND AGREED:

SUN PHARMACEUTICA INDUSTRIES LTD.

By:	/s/ ATUL RAUT
Name:	ATUL RAUT
Title:	VICE PRESIDENT-GLOBAL BRANDED BUSINESS DEVELOPMENT

[Signature Page to Confidentiality Letter Agreement]